

Mail Stop 4631

April 28, 2016

<u>Via E-Mail</u>
Mr. Derrick A. Jensen, Chief Financial Officer
Quanta Services, Inc.
2800 Post Oak Boulevard, Suite 2600
Houston, TX 77056

> **Re: Quanta Services, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-13831**

Dear Mr. Jensen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
Results of Operations, page 42

1.   Please revise future filings to more fully explain the specific facts and circumstances that resulted in declines in revenues and gross profit margin. Please expand your current disclosures to address: the reasons for reduced customer spending and delays in project timing in your electric power segment; how you determine if revenue declines are due to general industry conditions as opposed to a reduction in your market share; the percent of revenues related to large electric transmission projects during each period; and the additional factors beyond contract losses that resulted in the significantly lower gross profit margin.

2.   For contracts for which you recorded losses during 2015, please tell us and revise future filings to address:

   - How losses are estimated and the specific facts and circumstances that lead to them;

   - The total contract value and percent complete;

   - If applicable, the specific facts and circumstances that resulted in additional losses beyond initial loss estimates;

   - The current status of loss contracts and the range of reasonably possible additional losses, if applicable; and

   - The nature and magnitude of other contracts for which material contract losses are reasonably possible.

Liquidity and Capital Resources, page 48
Contractual Obligations, page 55

3.   Please revise future filings to include estimated interest payments related to long-term debt.

Consolidated Financial Statements
2. Summary of Significant Accounting Policies, Revenue Recognition, page 98

4.   We note your disclosure that operating results for the years ended December 31, 2015 and 2014 were "impacted by less than 5% as a result of changes in contract estimates related to projects that were in progress at December 31, 2014 and 2013." However, we also note that you recorded $73 million in contract losses during the year ended December 31, 2015. Please explain to us how you determine changes in contract estimates required to be disclosed and how you determine their impact on your operating results. It is not clear to us if or how the contract losses you recorded were considered in your change in estimate disclosures. If contract losses were not considered in your change in estimate disclosures, please tell us why.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction